UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one: [ X ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K    [ ] Form 10-Q  [ ] Form 10-D  [ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:  August 31, 2006

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DE BEIRA GOLDFIELDS INC.
Full name of Registrant

Former Name if Applicable

30 Ledgar Road
Address of Principal Executive Office (Street and Number)

Balcatta, Western Australia, 6021
City, State, Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant will not be able to file Form 10-KSB within the prescribed time period (ie. on or before November 29, 2006) for the following reasons:

1)
During the course of the financial year (around May / June 2006), there was a change in the management of the Company, including the director. New officers, based in Australia, were appointed at that time to replace North American based management. As part of that change, the Company’s accounting function was also moved from Canada to Perth, Australia.

2)	The transition of the accounting function from Canada to Perth was not completed until September 2006.

3)
As a consequence of the above, the Registrant requests an extension until December 14, 2006, for the filing of its Annual Report on Form 10-KSB for the twelve month period ended August 31, 2006. This additional time is necessary for the Registrant to complete preparation of the required audited financial statements. The Registrant plans to file the Form 10-KSB as soon as reasonably practicable.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Name:  Susmit Shah
Telephone Number:  011-618-9240-2836

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s)[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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While the Registrant anticipates its August 31, 2006 net loss will be higher than the net loss reported for the year ended August 31, 2005, the Registrant is unable to provide an accurate quantitative estimate of the consolidated results of operations for the year ended August 31, 2006, as it is still working to complete the required financial statements.

DE BEIRA GOLDFIELDS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

DE BEIRA GOLDFIELDS INC.

By: /s/ Reg Gillard
Dated: November 29, 2006                   Reg Gillard - CEO & President

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